UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)

ALLIED GAMING & ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01917019

(CUSIP Number)

Knighted Pastures LLC

1933 S. Broadway Suite 746

Los Angeles, CA 90007

Attention: Roy Choi

(213) 222-8589

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01917019	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON

Knighted Pastures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

8,467,498 (1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,467,498 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,467,498 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.9% (2)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 190,000 warrants to purchase shares of the Issuer’s common stock (“Common Shares”) at $11.50 per share.

(2) Percentage calculated based on 36,842,663 Common Shares issued and outstanding as of November 6, 2023, as reported in the Issuer’s Form 10-Q filed on November 9, 2023.

CUSIP No. 01917019	13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON

Roy Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

10,371,320 (1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

10,371,320 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,371,320
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

28.0% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Consists of 8,277,498 Common Shares and 190,000 warrants to purchase Common Shares at $11.50 per share owned by Knighted Pastures LLC, and 1,903,822 Common Shares owned by Roy Choi.

(2) Percentage calculated based on 36,842,663 Common Shares issued and outstanding as of November 6, 2023, as reported in the Issuer’s Form 10-Q filed on November 9, 2023.

CUSIP No. 01917019	13D/A	Page 4 of 5 Pages

AMENDMENT NO. 5 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares of the Issuer on January 29, 2021, Amendment No. 1 thereto filed on December 13, 2021, Amendment No. 2 thereto filed on December 27, 2021, Amendment No. 3 thereto filed on February 9, 2022, and Amendment No. 4 thereto filed on September 8, 2023 (as amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 5 to Schedule 13D.

(c) Since the date of filing of the Amendment No. 4 to Schedule 13D, the following transactions were effected by the Reporting Persons:

Roy Choi acquired 1,411,102 Common Shares on December 12, 2023 at a weighted average price of $0.945 per share. These shares were purchased in multiple transactions at prices ranging from $0.90 to $1.15, inclusive.

Knighted Pastures LLC acquired 45,484 Common Shares on December 12, 2023 at a weighted average price of $1.0855 per share. These shares were purchased in multiple transactions at prices ranging from $0.922 to $1.15, inclusive.

Knighted Pastures LLC acquired 260,680 Common Shares on December 13, 2023 at a weighted average price of $1.2376 per share. These shares were purchased in multiple transactions at prices ranging from $1.08 to $1.40, inclusive.

Roy Choi acquired 71,000 Common Shares on December 14, 2023 at a weighted average price of $1.36 per share. These shares were purchased in multiple transactions at prices ranging from $1.26 to $1.45, inclusive.

Roy Choi acquired 1,400 Common Shares on December 15, 2023 at a weighted average price of $1.35 per share. These shares were purchased in multiple transactions at prices ranging from $1.35 to $1.47, inclusive.

Roy Choi acquired 10,002 Common Shares on December 18, 2023 at a weighted average price of $1.35 per share. These shares were purchased in multiple transactions at prices ranging from $1.28 to $1.37, inclusive.

Roy Choi acquired 153,532 Common Shares on December 19, 2023 at a weighted average price of $1.43 per share. These shares were purchased in multiple transactions at prices ranging from $1.28 to $1.50, inclusive.

CUSIP No. 01917019	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2023	/s/ Roy Choi
Roy Choi

Dated: December 28, 2023	Knighted Pastures LLC

/s/ Roy Choi
	Name:	Roy Choi
	Title:	Manager